UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR
_	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

Table of Contents

*Note:
Other schedules required by 29 CFR 2520.103‑10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
 Pfizer Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Memphis, Tennessee
 June 23, 2016

PFIZER SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2015 and 2014
	December 31,
(thousands of dollars)	2015	2014

Assets
Investments, at fair value
Pfizer Inc. common stock	$1,867,757	$1,894,613
Pfizer Inc. preferred stock	51,514	55,049
Common/collective trust funds	6,529,379	4,579,969
Mutual funds	975,769	2,989,766
T. Rowe Price Stable Value Fund	1,366,931	1,463,223
Total investments, at fair value	10,791,350	10,982,620

Receivables
Participant contributions	8,260	7,899
Company contributions	66,270	53,357
Notes receivable from participants	81,280	79,039
Securities sold	4,909	3,321
Interest and other	285	155
Total receivables	161,004	143,771

Total assets	10,952,354	11,126,391

Liabilities
Investment management fees payable	304	244

Net assets available for plan benefits before adjustment	10,952,050	11,126,147

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,836)	(35,074)

Net assets available for plan benefits	$10,940,214	$11,091,073

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2015 and 2014
	Year Ended December 31,
(thousands of dollars)	2015	2014

Additions/(reductions) to net assets attributed to
Investment income
Net appreciation in investments	$12,154	$562,893
Pfizer Inc. common stock dividends	66,147	65,464
Pfizer Inc. preferred stock dividends	1,659	1,894
Interest income	37,341	42,366
Dividend income from other investments	12,597	39,545
Total investment income	129,898	712,162
Interest income from notes receivable from participants	3,366	3,231
Less: Investment management, redemption and loan fees	(1,153)	(1,243)
Net investment and interest income	132,111	714,150

Contributions
Participant	338,644	326,853
Company	176,091	160,347
Rollovers into the Plan	251,009	75,859
Total contributions	765,744	563,059

Total additions	897,855	1,277,209

Deductions from net assets attributed to
Benefits paid to participants	923,208	806,833
Rollovers out of the Plan	125,506	37,941
Total deductions	1,048,714	844,774

Net (decrease)/increase	(150,859)	432,435

Net assets available for plan benefits
Beginning of year	11,091,073	10,658,638
End of year	$10,940,214	$11,091,073

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements

1.	Description of the Plan

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Plan Sponsor (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in‑service withdrawals (for active participants), and check fees are paid by participants.

Contributions

Participants may contribute up to 30% of their eligible compensation on a before-tax basis, an after-tax basis, or a combination of both. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Effective April 1, 2014, Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as age 55 with 10 years of service or age 65), death, or disability, such participant may still receive the match. In January 2015, the Company funded the fourth quarter 2014 Company matching contributions in the amount of approximately $25.0 million. In January 2016, the Company funded the fourth quarter 2015 Company matching contributions in the amount of approximately $24.8 million.

Effective January 1, 2015, Company matching contributions are invested according to each participant's investment election for his or her contributions. Prior to January 1, 2015, Company matching contributions were directed to the Pfizer Stock Match Fund. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer Inc. common stock will continue to be offered as an investment option, but the Company will no longer be directing its matching contributions to this investment.

Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered "qualified Roth distributions" under the Code, such distributions are not subject to taxes. If a participant has contributions in the Plan that are immediately distributable as money that would be eligible to be rolled over to an individual retirement account, the participant may elect to convert those assets to after-tax Roth 401(k) contributions through the Roth 401(k) In-Plan Conversion feature. A participant's age and date of the first Roth 401(k) contribution will determine which contributions are eligible to satisfy these requirements.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan, a Company sponsored defined benefit plan. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and years of service and a participant is 100% vested after 3 years of credited service. In February and April 2015, the Company funded the RSC for Plan year 2014 in the amounts of approximately $30.3 million and $2.1 million, respectively, of which $4 million was funded by the usage of forfeited amounts. In February 2016, the Company funded the RSC for Plan year 2015 in the amount of approximately $41.4 million, of which no forfeited amounts were used.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of Plan earnings/(losses). Allocations are based on participants' account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after 3 years of credited service.

Forfeited Amounts

Forfeited balances of terminated participants' nonvested accounts are generally used to reduce future Company contributions. At December 31, 2015 and 2014, the forfeited amounts available to reduce future Company contributions totaled approximately $2.2 million and $4.4 million, respectively.

Rollovers into the Plan

Participants may elect to rollover one or more account balances from Pfizer sponsored or other qualified plans into the Plan.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund holds investments in the common stock of Pfizer Inc. Prior to January 1, 2015, Company matching contributions were directed to this fund. See Note 1, Description of the Plan: Contributions, for additional information.

All participants can diversify 100% of their investments in the Pfizer Stock Match Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Frozen Stock Fund	–
This fund holds investments in the common stock of Pfizer Inc.

All participants can diversify 100% of their investments in the Pfizer Frozen Stock Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund	–
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Plan on January 1, 2008. Dividends paid to a participant's Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Contributions made by participants may subsequently be invested into a self-directed brokerage account. Any contributions for which the participant does not provide investment direction are invested in the participant's Qualified Default Investment Alternative (QDIA) fund based on the participant's year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Effective January 1, 2015, State Street Global Advisors was hired as both the Section 3(21) independent fiduciary and Section 3(38) investment manager, as defined by ERISA, to oversee the common and preferred Company stock funds.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by a unit not designated for participation in the Plan, or (iii) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan's QDIA fund based on the participant's year of birth.

Notes Receivable from Participants

 Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The repayment period for primary residence loans converted into the Plan from the Pharmacia Savings Plan is 6 to 10 years. Interest rates on outstanding loans ranged from 4.25% to 10.50% at December 31, 2015 and 2014.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement, or total and permanent long-term disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of their account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31st of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The Plan has the ability to redeem its investments at the NAV at the valuation date. There are no significant restrictions, redemption terms, or holding periods which would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value fund represents direct investments in Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs). The GICs, SICs, and SACs are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. See Note 5, Investment Contracts, for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder's option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $83.12 per share and $80.21 per share at December 31, 2015 and 2014, respectively, based on the closing Pfizer Inc. common stock price of $32.28 per share and $31.15 per share on December 31, 2015 and 2014, respectively.

See Note 7, Fair Value Measurements, for additional information regarding the fair value of the Plan's investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized and unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in the ASU remove the requirement to categorize within the fair value hierarchy investments whose fair values are measured using the net asset value per share (or its equivalent) as a practical expedient. Further, the new guidance removes certain disclosure requirements for investments measured using the net asset value per share practical expedient. ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015. The Plan Sponsor is currently evaluating the impact of ASU No. 2015-07.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks for disclosure purposes. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan Sponsor is currently evaluating the impact of ASU No. 2015-12

3.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated October 22, 2013 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company's counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2012.

4.	Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2015	2014

Pfizer Inc. Common Stock*	$1,867,757	$1,894,613
NTGI – S&P 500 Index Fund	1,514,936	1,256,344
Fidelity Large Cap Growth Fund	1,064,676	991,872
Dodge & Cox International Fund**	501,756	592,405

*
Includes 40,601,720 nonparticipant-directed shares and 17,259,410 participant-directed shares at December 31, 2015 and 44,288,874 nonparticipant-directed shares and 16,533,374 participant-directed shares at December 31, 2014.

**	Investment did not represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2015.
The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,
(thousands of dollars)	2015	2014

Net appreciation/(depreciation) in investments
Pfizer Inc. common stock	$78,330	$31,486
Pfizer Inc. preferred stock	2,247	858
Mutual funds	16,176	205,924
Common/collective trust funds	(84,599)	324,625
Net appreciation in investments	$12,154	$562,893

5.	Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund composed primarily of fully benefit-responsive GICs, SICs, and SACs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2015, the Plan did not hold any GICs. At December 31, 2014, the Plan held GICs with a contract value of approximately $10.0 million. At December 31, 2015 and 2014, the Plan held SICs with a contract value of approximately $1.1 billion and $1.2 billion, respectively, and SACs with a contract value of approximately $248.3 million and $257.4 million, respectively. The average portfolio yields for the years ended December 31, 2015 and 2014 were 2.59% and 2.57% respectively. The crediting interest rates for years ended December 31, 2015 and 2014 were 2.44% and 2.66%, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the benefit plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer's general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund, the Pfizer Frozen Stock Fund, and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2015	2014

Net assets
Investments, at fair value
Pfizer Inc. common stock	$1,310,624	$1,379,598
Pfizer Inc. preferred stock	51,512	55,049
Common/collective trust funds	7,329	6,827
Total investments, at fair value	1,369,465	1,441,474
Receivables
Company contributions	24,847	25,028
Securities sold	2,101	3,321
Total receivables	26,948	28,349
Net assets available for plan benefits	$1,396,413	$1,469,823

	Year Ended December 31,
(thousands of dollars)	2015	2014

Changes in net assets
Investment income
Net appreciation in investments	$58,424	$12,762
Pfizer Inc. common stock dividends	47,624	39,332
Pfizer Inc. preferred stock dividends	1,659	1,894
Interest and dividend income from other investments	11	8
Total investment income	107,718	53,996
Less: Investment management, redemption and loan fees	(66)	(63)
Net investment and interest income	107,652	53,933

Contributions, benefits paid and transfers
Company contributions	24,749	131,934
Benefits paid to participants	(122,861)	(100,313)
Transfers (to)/from participant-directed investments	(82,950)	141,881
Total contributions, benefits paid and transfers	(181,062)	173,502

Net (decrease)/increase	(73,410)	227,435

Net assets available for plan benefits
Beginning of year	1,469,823	1,242,388
End of year	$1,396,413	$1,469,823

7.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan's investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015 and 2014:

(thousands of dollars)	Investments at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common/collective trusts
US large cap equity	$-	$2,946,372	$-	$2,946,372
US small/mid cap equity	-	692,389	-	692,389
Fixed income	-	663,535	-	663,535
Non-US equity	-	134,289	-	134,289
Retirement target date	-	2,092,794	-	2,092,794
	-	6,529,379	-	6,529,379
Mutual funds
US small/mid cap equity	311,845	-	-	311,845
Non-US equity	501,756	-	-	501,756
Self-directed brokerage account	162,168	-	-	162,168
	975,769	-	-	975,769
Synthetic investment contracts
Investment contracts	-	1,106,752	-	1,106,752
Wrap contracts	-	8,317	-	8,317
Separate account contracts	-	251,862	-	251,862
	-	1,366,931	-	1,366,931

Pfizer Inc. common stock	1,867,757	-	-	1,867,757
Pfizer Inc. preferred stock	-	51,514	-	51,514

Total investments at fair value	$2,843,526	$7,947,824	$-	$10,791,350

(thousands of dollars)	Investments at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common/collective trusts
US large cap equity	$-	$1,653,866	$-	$1,653,866
US small/mid cap equity	-	164,558	-	164,558
Fixed income	-	656,420	-	656,420
Non-US equity	-	156,743	-	156,743
Retirement target date	-	1,948,382	-	1,948,382
	-	4,579,969	-	4,579,969
Mutual funds
US large cap equity	991,872	-	-	991,872
US small/mid cap equity	1,251,610	-	-	1,251,610
Non-US equity	592,405	-	-	592,405
Self-directed brokerage account	153,879	-	-	153,879
	2,989,766	-	-	2,989,766
Synthetic investment contracts
Investment contracts	-	1,160,755	-	1,160,755
Wrap contracts	-	26,938	-	26,938
Guaranteed investment contracts	-	10,195	-	10,195
Separate account contracts	-	265,335	-	265,335
	-	1,463,223	-	1,463,223

Pfizer Inc. common stock	1,894,613	-	-	1,894,613
Pfizer Inc. preferred stock	-	55,049	-	55,049

Total investments at fair value	$4,884,379	$6,098,241	$-	$10,982,620

8.	Related Party Transactions and Party-In-Interest Transactions

Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

10.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

11.	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund representing GICs, SACs, and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2015	2014

Net assets available for plan benefits per the financial statements	$10,940,214	$11,091,073
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair
value	11,836	35,074
Amounts allocated to withdrawing participants	(1,808)	(2,489)
Deemed distributions	(1,806)	(1,812)
Net assets available for plan benefits per Form 5500	$10,948,436	$11,121,846

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2015	2014

Benefits paid to participants, including rollovers, per the financial
statements	$1,048,714	$844,774
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,614	4,301
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(4,301)	(3,112)
Benefits paid to participants, including rollovers, per Form 5500	$1,048,027	$845,963

The following is a reconciliation of net (depreciation)/appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2015	2014

Net appreciation in investments per the financial statements	$12,154	$562,893
Adjustment of T.Rowe Price Stable Value Fund from contract value to fair value at end of year	11,836	35,074
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	(35,074)	(35,970)
Net (depreciation)/appreciation in investments per Form 5500	$(11,084)	$561,997

12.	Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 23, 2016, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

13.	Delinquent Participant Contribution and Loan Repayments

During 2014, loan repayments for two participants in the amount of $670 and a late contribution for one participant in the amount of $626 were withheld from the participants' paychecks, but not remitted to the Plan within the period prescribed by ERISA. Subsequently, the Company took corrective steps to transmit the funds to the participant's account with adjustment for lost earnings and interest calculated in accordance with DOL correction procedures.

The Company has taken all necessary steps to bring the Plan into compliance with ERISA. The required Form 5330 and payment of related excise taxes for the late loan repayments was completed in 2014. The filing of Form 5330 and payment of related excise taxes for the 2014 late contribution was completed on July 21, 2015.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4a-SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included: _X_	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$670	—	$670*	—	—
626	—	626*	—	—

*As noted in the Notes to the Financial Statements, the required Form 5330s have been submitted with the payment of excise taxes for full compliance under ERISA.

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2015
(thousands of dollars)

			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			57,861,130	$1,269,115	$1,867,757

*	Pfizer Inc. Preferred Stock	Preferred stock			619,777	24,989	51,514

*	NTGI – S&P 500 Index Fund	Collective trust fund			225,839	974,047	1,514,936
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund			162,136	213,741	249,962
*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund			135,753,843	135,754	135,754
	BlackRock Mid Cap Equity Index Fund	Collective trust fund			7,028,428	475,524	442,427
	BlackRock US Debt Index Fund	Collective trust fund			12,996,813	349,816	418,499
	BlackRock TIPS Index Fund	Collective trust fund			8,426,567	103,753	109,282
	BlackRock International Index Fund	Collective trust fund			1,066,587	11,854	11,039
*	Fidelity Large Cap Growth Fund	Collective trust fund			82,024,352	1,031,135	1,064,676
	Oppenheimer Emerging Markets Equity Fund	Collective trust fund			3,223,899	157,578	123,250
	Boston Partners Large Cap Value Fund	Collective trust fund			22,561,112	339,320	366,760
	Vanguard Target Retirement Income Trust Plus	Collective trust fund			7,136,806	223,730	263,705
	Vanguard Target Retirement 2015 Trust Plus	Collective trust fund			1,732,964	64,290	70,653
	Vanguard Target Retirement 2020 Trust Plus	Collective trust fund			11,279,887	372,529	476,914
	Vanguard Target Retirement 2025 Trust Plus	Collective trust fund			4,343,103	173,337	188,274
	Vanguard Target Retirement 2030 Trust Plus	Collective trust fund			11,533,174	390,260	512,650
	Vanguard Target Retirement 2035 Trust Plus	Collective trust fund			3,455,434	145,515	157,257
	Vanguard Target Retirement 2040 Trust Plus	Collective trust fund			6,706,864	235,802	308,918
	Vanguard Target Retirement 2045 Trust Plus	Collective trust fund			1,468,005	63,563	67,616
	Vanguard Target Retirement 2050 Trust Plus	Collective trust fund			636,382	27,601	29,318
	Vanguard Target Retirement 2055 Trust Plus	Collective trust fund			380,224	16,805	17,489
	Total common/collective trust funds					5,505,954	6,529,379

	T. Rowe Price Small Cap Stock Fund	Mutual fund			16,820,081	342,062	311,845
	Dodge & Cox International Fund	Mutual fund			13,754,286	463,483	501,756
						805,545	813,601

*	Self-Directed Brokerage Account	Mutual fund					162,168
	Total mutual funds						975,769

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2015
(thousands of dollars)

			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	T. Rowe Price Stable Value Fund –
	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.64%	**	187,781,003	187,781	189,500
	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.60%	**	144,360,245	144,360	145,459
	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.60%	**	306,048,351	306,048	308,193
	The Bank of Tokyo-Mitsubishi UFJ, LTD Contract #TRO-Pfizer14-1	Synthetic investment contract	2.52%	**	234,244,134	234,244	235,878
	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.61%	**	234,318,578	234,319	236,039
	Metropolitan Life Insurance Company Contract #32392	Separate account contract	2.90%	**	248,342,853	248,343	251,862
	Total T. Rowe Price Stable Value Fund					1,355,095	1,366,931

	Total investments						10,791,350

*	Notes receivable from participants	Interest Rates: 4.25% - 10.50%					81,280
		Maturity Dates: 2016 - 2031

	Total						$10,872,630

	* Party-in-interest as defined by ERISA
	** Open-ended maturity
See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2015
(thousands of dollars)

					Current value
					of asset on
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI Collective Government Short- Term Investment Fund*	Collective trust fund shares – 140 acquisitions	$164,308	$-	$164,308	$164,308	$-

NTGI Collective Government Short- Term Investment Fund*	Collective trust fund shares – 360 dispositions	-	163,830	163,830	163,830	-

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Brian McMahon

Brian McMahon Member, Savings Plan Committee
Date: June 23, 2016